Exhibit 99.1

Paris, November 29, 2005

ILOG S.A. – Disclosure of trading in own shares

Name: ILOG S.A.

Share capital: 18,194,236 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly

Disclosure of trading in own shares from November 21 to November 28, 2005 on the Eurolist by

Euronext.

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
November 21, 2005	4,226	12.9789	54,848.83
November 22, 2005	6,719	12.9786	87,203.21
November 23, 2005	6,782	12.9862	88,072.41
November 24, 2005	7,117	12.9063	91,854.14
November 25, 2005	5,616	12.9437	72,691.82
November 28, 2005	5,860	12.9769	76,044.63
Total	36,320	12.96	470,715.04

(1) including shares purchased through derivative financial instrument